# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TRANSACT TECHNOLOGIES INC, CIK 0001017303
CUSIP: 892918103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: One Hamden Center, 2319 Whitney Avenue, Suite 3B, Hamden, Connecticut (CT), 06518
Date of event which requires filing of this statement: 09/03/2026
Filed by CIK 0001386979
Persons authorized to receive notices and communications: Hitchcock Law Firm PLLC, 5614 Connecticut Avenue, N.W., No. 304, Washington, District Of Columbia (DC), 20015, (202) 489-4813

## Reporting persons
- Charles M. Gillman (CIK 0001386979): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 521,841; shared voting power 0; sole dispositive power 521,841; shared dispositive power 0; aggregate amount beneficially owned 521,841 (5.1% of the class)
  Comment: Percent of class is calculated based on 10,276,279 shares of common stock, par value $0.01 (the "Common Stock"), of TransAct Technologies, Inc. (the "Issuer") outstanding as of April 30, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the "SEC") on May 13, 2026 (the "10-Q").

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: TRANSACT TECHNOLOGIES INC
Address of issuer's principal executive offices: One Hamden Center, 2319 Whitney Avenue, Suite 3B, Hamden, Connecticut (CT), 06518

## Item 2. Identity and Background
Name of person filing: This statement is filed by Charles M. Gillman. Mr. Gillman is referred to as the Reporting Person.
Residence or business address: The address of the principal office of the Reporting Person is 1223 Wilshire Boulevard, Unit 648, Santa Monica CA 90403.
Present principal occupation or employment: The principal occupation of Mr. Gillman is serving as the Executive Managing Director of IDWR Office.
Criminal convictions in the last five years: Mr. Gillman has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Mr. Gillman has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Gillman is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price of the 521,841 Shares is approximately $2,453,646, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Also, consistent with the investment purpose, the Reporting Person (Mr. Gillman) may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Person may discuss ideas that, if effected, may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

Mr. Gillman believes that the company is facing unique and very complicated challenges in its BOHA business.

Mr. Gillman believes that these challenges require an immediate and urgent review of the BOHA business, including an exploration of strategic alternatives. To this end, Mr. Gillman believes that it is important for the board to add multiple new directors with the skills and experience to carry out this exploration of strategic alternatives for BOHA.

Mr. Gillman believes that shareholders who share these concerns should communicate their concerns directly to each member of the incumbent board of directors.

Mr. Gillman believes that the by laws of the company allow shareholders holding a majority of the voting rights to call a special meeting.

Mr. Gillman believes that every single shareholder should today consider whether it is advisable at this time to call a special meeting of shareholders for the purpose of electing additional members to the board.

At this time, Mr. Gillman has no specific plan or proposal to acquire or dispose of his Common Stock. Mr. Gillman may from time to time acquire additional Common Stock or dispose of any or all of his Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements and/or other investment considerations. Also, consistent with the investment purpose, he may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. Mr. Gillman may discuss ideas that, if effected, may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer. Except to the extent the foregoing may be deemed a plan or proposal, he has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. Mr. Gillman may review or reconsider his position at any time. Mr. Gillman may change his goals with respect to TransAct at any time.

Except to the extent the foregoing may be deemed a plan or proposal, Mr. Gillman has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. Mr. Gillman may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate percentage of Shares reported owned by the Reporting Person is based upon 10,276,279 shares outstanding as of April 30, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 13, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
1. Sole power to vote or direct vote: 521,841
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 521,841
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days: See Exhibit 99.1 for details.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Person, or between the Reporting Person and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 5(c) information being filed as Exhibit 99.1
A report describing Mr. Gillman's efforts is being filed as Exhibit 99.2.

## Signatures
- Charles M. Gillman: /s/ Charles M Gillman, Executive Managing Director (09/03/2026)